# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Luckin Coffee Inc., CIK 0001767582
CUSIP: 54951L109
Title of class of securities: Class A Ordinary Shares, par value US$0.000002 per share
Address of issuer's principal executive offices: 28th Fl, Building T3, Haixi Jingu Plaza, 1-3 Taibei Road, Siming District, Xiamen, Fujian, China (F4), 361008
Date of event which requires filing of this statement: 06/04/2025
Amends the filing with accession number 0001104659-21-148211
Filed by CIK 0001740904
Persons authorized to receive notices and communications: Andrew Chan, Suite 1313, Two Pacific Place, 88 Queensway, Hong Kong, Hong Kong (K3), 000000, 852 3643 0755

## Reporting persons
- Centurium Holdings Ltd. (CIK 0001740904): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 626,196,418; sole dispositive power 0; shared dispositive power 626,196,418; aggregate amount beneficially owned 626,196,418 (24.45% of the class)
  Comment: The reported securities represent 194,639,799 Class A Ordinary Shares and 431,556,619 Class A Ordinary Shares issuable upon conversion of 136,172,004 Class B Ordinary Shares and 295,384,615 Preferred Shares (as defined below). Each of the Class B Ordinary Shares and the Preferred Shares is convertible at the election of the Reporting Person into one Class A Ordinary Share.
  
  The percent of class is calculated based on 2,129,852,172 Class A Ordinary Shares issued and outstanding as of February 28, 2025 as disclosed on the Issuer's annual report on Form 20-F filed with the SEC on March 31, 2025, plus an additional 431,556,619 Class A Ordinary Shares issuable upon conversion of 136,172,004 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons (as defined below).
- Hui Li: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 626,196,418; sole dispositive power 0; shared dispositive power 626,196,418; aggregate amount beneficially owned 626,196,418 (24.45% of the class)
  Comment: The reported securities represent 194,639,799 Class A Ordinary Shares and 431,556,619 Class A Ordinary Shares issuable upon conversion of 136,172,004 Class B Ordinary Shares and 295,384,615 Preferred Shares (as defined below). Each of the Class B Ordinary Shares and the Preferred Shares is convertible at the election of the Reporting Person into one Class A Ordinary Share.
  
  The percent of class is calculated based on 2,129,852,172 Class A Ordinary Shares issued and outstanding as of February 28, 2025 as disclosed on the Issuer's annual report on Form 20-F filed with the SEC on March 31, 2025, plus an additional 431,556,619 Class A Ordinary Shares issuable upon conversion of 136,172,004 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.000002 per share
Name of issuer: Luckin Coffee Inc.
Address of issuer's principal executive offices: 28th Fl, Building T3, Haixi Jingu Plaza, 1-3 Taibei Road, Siming District, Xiamen, Fujian, China (F4), 361008
Comment:
This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the prior statement on Schedule 13D as filed on December 9, 2021 (the "Original 13D"), Amendment No. 1 to Schedule 13D as filed on January 27, 2022 (the "Amendment No. 1"), Amendment No. 2 to Schedule 13D as filed on March 11, 2022 (the "Amendment No. 2"), Amendment No. 3 to Schedule 13D as filed on July 18, 2024 (the "Amendment No. 3") and Amendment No. 4 to Schedule 13D as filed on March 5, 2025 (the "Amendment No. 4" and as amended and supplemented by this Amendment No. 5, this "Schedule 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value US$0.000002 per share (the "Class A Ordinary Shares") of Luckin Coffee Inc., a Cayman Islands exempted company (the "Issuer") whose principal executive offices is located at 28th Floor, Building T3, Haixi Jingu Plaza, 1-3 Taibei Road, Siming District, Xiamen City, Fujian, People's Republic of China, 361008.

In addition to the Class A Ordinary Shares, this Schedule 13D discloses interests with respect to the Class B ordinary shares, par value US$0.000002 per share, of the Issuer (the "Class B Ordinary Shares") and the senior convertible preferred shares, par value US$0.000002 per share, of the Issuer (the "Preferred Shares").

The rights of the holders of the Class A Ordinary Shares and Class B Ordinary Shares are substantially identical, except with respect to voting and conversion rights. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Each Preferred Share is entitled to a number of votes equal to the number of Class A Ordinary Shares into which such Preferred Share is convertible. Each Preferred Share shall be convertible, at any time at the option of the holder thereof and at such holder's sole discretion, into that number of Class A Ordinary Shares (or an equivalent number of ADSs) determined by dividing (i) the sum of the original issue price plus any declared but unpaid dividends on such Preferred Share, by (ii) the conversion price in effect at time of the conversion, which shall initially be the original issue price of US$0.8125 per Preferred Share and is subject to adjustment from time to time. In addition, certain reserved matters are subject to prior written consent of the holders of a majority of the outstanding Preferred Shares and holders of Preferred Shares are entitled to certain downside protection from regulatory events.

The Issuer's American depositary shares (the "ADSs"), each representing eight Class A Ordinary Shares, were previously listed on NASDAQ and traded under the symbol "LK" prior to their delisting on July 1, 2020, and are currently trading on the OTC Pink Sheets under the symbol (OTCPK: LKNCY).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 14, 2025, Cannonball Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, effected an internal distribution of all Preferred Shares held by it to its shareholders (the "Cannonball Distribution"), which had no impact on the Reporting Persons' beneficial ownership.

On May 12, 2025, Cameleer II L.P. ("Cameleer II"), a limited partnership incorporated under the laws of the Cayman Islands, effected an internal distribution of an aggregate of 51,038,082 Class A Ordinary Shares held by it to certain of its limited partners (together with the Cannonball Distribution, collectively, the "Internal Distributions"), which had no impact on the Reporting Persons' beneficial ownership.

On June 4, 2025, Cameleer L.P., a limited partnership incorporated under the laws of the Cayman Islands, made a distribution in kind, on a pro-rata basis, for no additional consideration, of 125,405,404 Class A Ordinary Shares to all of its limited partners in accordance with its organizational documents (the "Cameleer Distribution"). On the same day, Cameleer II made a distribution in kind, on a pro-rata basis, for no additional consideration, of 42,755,489 Class A Ordinary Shares to certain of its limited partners in accordance with its organizational documents (the "Cameleer II Distribution").

Upon consummation of the Cameleer Distribution and the Cameleer II Distribution, each Reporting Person's beneficial ownership decreased to 626,196,418 Class A Ordinary Shares, representing 24.45% of the outstanding Class A Ordinary Shares of the Issuer. This calculation is based on 2,129,852,172 Class A Ordinary Shares issued and outstanding as of February 28, 2025 as disclosed on the Issuer's annual report on Form 20-F filed with the SEC on March 31, 2025, plus an additional 431,556,619 Class A Ordinary Shares issuable upon conversion of 136,172,004 Class B Ordinary Shares and 295,384,615 Preferred Shares beneficially owned by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows (11) and (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5(a).

After giving effect to the Internal Distributions (which had no impact on the Reporting Persons' beneficial ownership), the Cameleer Distribution and the Cameleer II Distribution, the reported securities are directly held as follows: (a) Lucky Cup Holdings Limited ("Lucky Cup"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 136,172,000 Class B Ordinary Shares, convertible into 136,172,000 Class A Ordinary Shares; (b) Fortunate Cup Holdings Limited ("Fortunate Cup"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 4 Class B Ordinary Shares, convertible into 4 Class A Ordinary Shares; (c) Centurium Capital Partners 2018, L.P. ("Centurium Fund I"), a limited partnership incorporated under the laws of the Cayman Islands, holds 158,158,519 Preferred Shares, convertible into 158,158,519 Class A Ordinary Shares (subject to certain anti-dilution adjustments); (d) CCM Lucky, L.P. ("CCM Lucky"), a limited partnership incorporated under the laws of the Cayman Islands, holds 125,486,906 Preferred Shares, convertible into 125,486,906 Class A Ordinary Shares (subject to certain anti-dilution adjustments); (e) CCM CB II, L.P. ("CCM CB II"), a limited partnership incorporated under the laws of the Cayman Islands, holds 11,739,190 Preferred Shares, convertible into 11,739,190 Class A Ordinary Shares (subject to certain anti-dilution adjustments); (f) Camel ZQ Limited ("Camel ZQ"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 56,573,990 Class A Ordinary Shares (including 21,017,992 Class A Ordinary Shares in the form of 2,627,249 ADSs); (g) Cameleer II holds 8,551,098 Class A Ordinary Shares; (h) Centurium Capital II Ltd. ("Centurium Capital II"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 25,384,789 Class A Ordinary Shares; (i) Camel Zhengkai Limited ("Camel Zhengkai"), a company incorporated under the laws of the British Virgin Islands, holds 25,653,293 Class A Ordinary Shares; (j) CCM Prosper L.P. ("CCM Prosper"), a limited partnership incorporated under the laws of the Cayman Islands, holds 32,313,906 Class A Ordinary Shares; (k) Masterclass Holdings Limited ("Masterclass"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, holds 32,313,906 Class A Ordinary Shares; and (l) Tianyu Ruikong Limited ("Tianyu"), a company incorporated under the laws of the British Virgin Islands, holds 13,848,817 Class A Ordinary Shares.

Centurium Fund I is the sole shareholder of Lucky Cup and Fortunate Cup. Mr. Li has sole voting and investment discretion with respect to Tianyu. Centurium Capital Partners II, L.P., a limited partnership incorporated under the laws of the Cayman Islands ("USD Fund II", and together with Centurium Fund I, CCM Lucky, CCM CB II, Cameleer II and CCM Prosper, the "Funds"), is the sole shareholder of Masterclass. Centurium is the sole shareholder of Centurium Capital II.

Centurium holds interests in the general partners of certain private equity funds, including the Funds, that hold interests in Lucky Cup, Fortunate Cup and Masterclass. Mr. Li is the sole shareholder and director of Centurium Holdings (BVI) Ltd., which is the sole shareholder of Centurium. All voting power in Camel ZQ and Camel Zhengkai is held by an entity ultimately controlled by Mr. Li.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of each Reporting Person to Rows (7) through (10) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5(b).

Each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the (i) 136,172,000 Class B Ordinary Shares held by Lucky Cup, (ii) 4 Class B Ordinary Shares held by Fortunate Cup, (iii) 158,158,519 Preferred Shares held by Centurium Fund I, (iv) 125,486,906 Preferred Shares held by CCM Lucky, (v) 11,739,190 Preferred Shares held by CCM CB II, (vi) 56,573,990 Class A Ordinary Shares held by Camel ZQ (including 21,017,992 Class A Ordinary Shares in the form of 2,627,249 ADSs), (vii) 8,551,098 Class A Ordinary Shares held by Cameleer II, (viii) 25,384,789 Class A Ordinary Shares held by Centurium Capital II, (ix) 25,653,293 Class A Ordinary Shares held by Camel Zhengkai, (x) 32,313,906 Class A Ordinary Shares held by CCM Prosper, (xi) 32,313,906 Class A Ordinary Shares held by Masterclass, and (xii) 13,848,817 Class A Ordinary Shares held by Tianyu.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares, the Class B Ordinary Shares or the Preferred Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares, the Class B Ordinary Shares or the Preferred Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Centurium Holdings Ltd.: /s/ Hui Li, Hui Li / Director (06/04/2025)
- Hui Li: /s/ Hui Li, Hui Li / Director (06/04/2025)